MONTE RESOURCES INC.
                                1002 Ermine Court
                           South Lake Tahoe, CA 96150

June 29, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: A.N. Parker

Re: Monte Resources Inc. (the "Company")
    Registration Statement on Form S-1
    Filed March 22, 2011
    File No. 333-172989

In response to your letter dated April 19, 2011, please see the responses below:

1. We have attempted to make complete responses as requested and where applicable throughout the document.

2.   We have updated our financial statements in accordance with Rule 8-08.

3. Mr. Ed Morrow prepared the registration statement. The Company relied on an engineering report from Donald W. Tully, P.Eng. for the property disclosure in drafting the prospectus. The business plan was created by Mr. Morrow. Mr. Morrow is the founder and incorporated the Company on April 19, 2010. Mr Ed Morrow has not visited the property but have instead relied on the engineering report provided Donald W. Tully, P.Eng.

4. Mr. Morrow did not agree to purchase Monte Resources Inc or serve as a director and officer with the intention to sell the enterprise to a third party looking to obtain a public reporting entity and he has no such present intention.

5. Mr. Morrow first developed an interest in owning and managing an exploration company after initially coming into contact with the property as described in the prospectus. Mr. Morrow is a professional geologist and is in the business of developing mineral claims with potential commercial interest.

6. The individuals named in this question do not have any experience in creating a start-up mining or other new company for the purpose of engaging in a reverse acquisition or changing its business purpose described in the prospectus with the following exceptions.

     a. We understand that named counsel is a securities attorney and may have acted for many other clients in a similar business or that are deemed public companies or reporting issuers, reverse mergers etc.

7.   The people identified in the above comment do not have any experience in the past ten years with a startup mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a deliquent filer, or (e) reported proven or probable reserves with the exception of the following:
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     a.   We understand that named counsel is a securities attorney and may have acted for many other clients in a similar business or that are deemed public companies or reporting issuers, reverse mergers etc.

8. We have revised our registration statement to indicate that the fixed offering price for the duration of the offering will be $0.001 per common share.

9. We have revised our registration statement to clarify that the founder is under no obligation to provide such funding.

10. We have provided a material example of how Mr. Morrow may face a conflict of interest between his interest in Monte Resources Inc and his other business interests.

11.  The disclosure has been updated as requested.

12. The Company is not relying on any third parties or broker dealers to sell shares. This prospectus is being used solely to sell the shares of common stock by the identified selling stockholder. As such we have amended our registration statement to remove any references to parties or broker dealers other than the selling stockholder.

13. The Company has revised its disclosure clarifying that the selling stockholder is deemed an underwriter within the meaning of section 2(11) of the Securities Act.

14. We have revised the disclosure on page 22 showing that total geologist cost is $1,000 a day for a total of $10,000.

15.  We have disclosed Mr. Morrow's age as per Item 401(b) of Regulation S-K.

16. We have revised the business experience to include Mr. Morrows experience in the last 5 years.

17. We have discussed the experience, qualifications, attributes, or skills that led to the conclusion that Mr. Morrow should serve as a director.

18. We have disclosed the directorships Mr. Morrow has held in the last 5 years.

19. We have provided the events that occurred in the last 10 years that are material to the ability and integrity of Mr. Morrow. Mr. Morrow has not, within the last 10 years, or ever, been involved in or charged with any criminal activity, bankruptcies private or corporate, nor has he been a party to or ever charged with any State or Federal securities violations actions, business practices, commodities or futures violations as listed in rule 401(f).

20. We have updated the ownership details to May 15, 2011 to better reflect a more recent practicable date.

21. We have updated our disclosure to disclose why we are paying the registration costs.

22. The Registration Statement has been updated to indicate the date on which the shares were sold.

23.  We have updated our undertakings accordingly.

24. The legal opinion letter has been updated to indicate the correct amount of shares.

25.  The geology report has been faxed to your geologist's attention.

                                       2
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26.  The geology report was written in 1981. The author of the report is no longer practicing or available for a consent letter. As a result, we have removed his name as a named expert so as not to suggest that the Company is actively consulting him with respect to this property.

27. We have inserted a small-scale map on page 21 showing the location and access to each property.

28. We have provided an overview of the exploration and mining permit requirements for companies operating in British Columbia.

     The Ministry of Energy Mines and Petroleum Resources is responsible for approving mineral exploration and mine project proposals in British Columbia. In order to obtain a Mines Act permit for a mine or exploration project, proponents must submit an application to the appropriate Regional Office. Proponents are responsible for ensuring their applications meet the requirements of the Mines Act, the Health, Safety and Reclamation Code for Mines in British Columbia, and other relevant legislation.

     Permit Application Requirements vary with the individual project site and the specific activities applied for will dictate the nature of the final permits and reclamation procedures required. All permits generally begin with addressing Best Management Practices, First Nations issues if any, and area-specific threatened or endangered species.

Thank you for your assistance.

Very truly yours,

Monte Resources Inc.


/s/ Edwin G. Morrow
----------------------------------
Edwin G. Morrow
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and Director
Principal Executive Officer and
(Principal Accounting Officer)